

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2024

Paulo Bonifacio
Chief Executive Officer and President
BRB Foods Inc.
Rua Doutor Eduardo de Souza Aranha
387 – Conjunto 151
Sao Paulo, SP 04543-121

> **Re: BRB Foods Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-276557**
> **Filed on January 17, 2024**

Dear Paulo Bonifacio:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 9, 2023 letter.

Form S-1 filed January 17, 2024

Cover Page

1.   Please revise to state the number of shares of common stock to be offered. Refer to Item 501(b)(2) of Regulation S-K and Securities Act Rules C&DI 227.02.

Summary, page 23

2.   We note disclosure on page 23 "In 2023, we intend to offer a series of new products from different brands such as beans, rice, cassava, corn, potato and pasta products from Arisco, Maizena, Knorr and Mãe Terra." Please update to reflect the current status of your products and business throughout your registration statement.

Business, page 61

3.   We note your response to prior comment 5 and reissue in part. Please revise to describe your partnership with Unilever in more detail. Disclose the material terms of the partnership and of the license agreements.

Our Operations, page 61

4.   We note your response to our prior comment 6 and reissue in part. Please disclose the material terms of your agreements with these major customers, including but not limited to, the term and termination provisions of the agreement and the identity of the customers. Please also file the agreements as exhibits to the registration statement or tell us why you do not believe they are required to be filed. See Item 601(b)(10) of Regulation S-K.

Principal Stockholders, page 72

5.   Please add your fourth director, Mr. Gallo, to the table.

Resale Prospectus, page A-1

6.   We note your disclosure indicating that the selling shareholders' offers for shares of common stock "will occur at prevailing market prices or in privately negotiated prices." Please revise to state the price at which the initial public offering shares will be sold prior to the sale of common stock by the selling shareholders.

Prospectus Summary, page A-2

7.   Please revise to include a table of contents for the resale prospectus.

8.   For each of the shares being registered for resale, disclose the price that the selling shareholders paid for such shares.

Notes to the Condensed Consolidated Financial Statements , page F-7

9.   We note from disclosures included elsewhere in your filing you sold convertible notes during the nine months ended September 30, 2023. In this regard, please revise your notes to the condensed consolidated financial statements to include material terms of the convertible notes payable and how they have been accounted for in the financial statements.

Note 2 Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation, page F-8

10.   We note your response to our comment number 9 in which you reply that you have deleted "previous references to accounting policies adopted in Brazil and referring only to accounting policies adopted under U.S. GAAP." These changes do not appear to have been completed in the Form S-1. For example, in your Use of Estimates disclosure,

on page F-9, you disclose that you prepared the financial statements in accordance with accounting policies adopted in Brazil. Please revise your disclosures accordingly.

Independent Auditor's Report on Financial Statements
Corporate Constitution, page F-18

11.   We note the emphasis paragraph of your auditor's report states "...for comparative purposes, we are presenting the consolidated financial statements for 2020 and 2021 of the respective Companies, according to the individual and consolidated reports issued by the external auditor." The report further notes that "Our opinion is unchanged on this subject." Please clarify for us whether such financial statements have been in fact audited on a consolidated basis for the 2020 and 2021. In this regard, an auditor's report for the years ended December 31, 2020 and 2021 has not been provided. A reorganization of entities under common control that involves the transfer of a business ordinarily will result in a change in reporting entity that requires retrospective presentation of the new reporting entity for all periods presented using historical cost basis of the parent.

Statement of Changes to Shareholders' Equity, page F-22

12.   Please explain why the balance for all equity accounts at 12/31/2021 are nil on the face of your audited statement of change in shareholders' equity and do not agree to the corresponding balances reflected on the statement of change in shareholders' equity for nine month period ended September 30, 2023. Reconcile for us and correct the discrepancy. Additionally, we note a capital increase in the amount of 1,008,590 during the fiscal year ended December 31, 2022; however, we did not find any related disclosure surrounding the change in the notes to the financial statements. Please revise accordingly, and disclose the changes in the number of shares of equity securities for each period presented in accordance with ASC 505-10-50-2.

Notes to the Financial Statements, page F-25

13.   Please revise your notes to the financial statements to include the disclosures required by ASC 740-10-50, as applicable.

Main Accounting Practices
Consolidated Financial Information, page F-34

14.   We note from your disclosures the consolidated financial statements presented in the tables on pages F-26 and F-34 are intended to provide information for comparative purposes and result from the aggregation of the individual financial statements of its subsidiaries. You also disclose the individual financial statements of the subsidiaries were audited by the independent auditors, which were consolidated for purposes of presentation at BRB Foods Ltd. To help us better understand, please clarify how you prepared the financial statements and your principles for consolidation pursuant to Rule 4-08(a) of Regulation S-X. As part of your response, confirm whether

the consolidated financial statements for the fiscal year ended December 31, 2021 included in the filing were audited on the basis of the new reporting entity. If not, revise to provide audited financial statements that are retrospectively adjusted to reflect the combination of entities under common control using the historical cost basis.

Exhibits

15.   Please file all material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to your registration statement. In this regard, we note references to your lock-up agreements. Please file copies of the agreements that are currently in place as exhibits to your registration statement or tell us why you believe you are not required to do so.

 Please contact Charles Eastman at 202-551-3794 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Mitchell Lampert